Jane Lewis-Raymond	Post Office Box 33068
Vice President, General Counsel, Corporate Secretary	Charlotte, North Carolina 28233
and Chief Ethics and Compliance Officer	Telephone: 704-731-4261
Facsimile: 704-365-8515
Email: jane.lewis-raymond@piedmontng.com
October 6, 2010
H. Christopher Owings
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3561
Washington, D.C. 20549-7010

Re:	Piedmont Natural Gas Company, Inc.
Form 10-K for the Fiscal Year Ended October 31, 2009
Filed December 23, 2009

Preliminary Proxy Statement on Schedule 14A
Filed January 11, 2010
File No. 001-06196
Dear Mr. Owings:
     We are responding to your letter dated September 23, 2010 that includes an additional comment arising from your office’s review of the above listed filings. Our response to that comment is below.
     The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filing; that Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Definitive Proxy Statement on Schedule 14A
1.	We note in your response to comment 3 in our letter dated August 23, 2010 that you use the Hay Group’s Industrial Executive Compensation report as a reference point to benchmark material elements of compensation, but that the identities of the companies included in the report are not known or considered by the compensation committee. If the list of companies in this report is available on Hay Group’s website, please disclose the web page where investors can find this information.
Response: The Hay Group recently published the identity of companies in Hay Group’s

H. Christopher Owings
October 6, 2010

2009 Industrial Executive Compensation Report (the “Report”), at http://www.haygroup.com/Downloads/us/misc/2009_Industrial_Industry_List_ of_Participants.pdf. As stated in our September 17, 2010 response, if in the future the Compensation Committee reviews or considers the identity of the specific companies in the Report, in our filings we will so state and will disclose those companies by name or disclose the web page where investors can find this information.
     Please do not hesitate to contact me should you require further information or explanation.

Sincerely, Jane Lewis-Raymond Vice President, General Counsel, Corporate Secretary and Chief Ethics and Compliance Officer